UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 83283 / May 17, 2018

Admin. Proc. File No. 3-18326

In the Matter of

  AMERICAN NANO SILICON
  TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by American Nano Silicon Technologies, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to American Nano Silicon Technologies, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American Nano Silicon Technologies, Inc., is hereby revoked. The revocation is effective as of May 18, 2018.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Am. Nano Silicon Technologies, Inc., Am. Soil Technologies, Inc., Andalay Solar, Inc., and Crimson Forest Entm't Grp., Inc.,* Initial Decision Release No. 1236 (Feb. 22, 2018), 118 SEC Docket 16, 2018 WL 1033388. The stock symbol and Central Index Key number for American Nano Silicon Technologies, Inc., is ANNO and 1415917.

Initial Decision Release No. 1236
Administrative Proceeding
File No. 3-18326

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **American Nano Silicon Technologies, Inc.**, **American Soil Technologies, Inc.**, **Andalay Solar, Inc.**, and **Crimson Forest Entertainment Group, Inc.**	**Initial Decision of Default as to American Nano Silicon Technologies, Inc.** February 22, 2018

Appearances: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of Respondent American Nano Silicon Technologies, Inc.[1] The revocation is based on Respondent's failure to timely file required periodic reports with the Securities and Exchange Commission.

1 Respondents American Soil Technologies, Inc., Andalay Solar, Inc., and Crimson Forest Entertainment Group, Inc., have all settled with the Commission. *Am. Nano Silicon Techs., Inc.*, Securities Exchange Act of 1934 Release No. 82742, 2018 SEC LEXIS 524 (Feb. 20, 2018); Exchange Act Release No. 82605, 2018 SEC LEXIS 318 (Jan. 30, 2018); Exchange Act Release No. 82525, 2018 SEC LEXIS 129 (Jan. 17, 2018).

Introduction

On December 27, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondent has securities registered with the Commission under Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondent was served with the OIP on December 29, 2017, and its answer was due by January 16, 2018.[2] On January 23, 2018, I noted that Respondent had not filed an answer and ordered it to show cause by February 2, 2018, why the registrations of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding.[3] On February 5, 2018, I held a telephonic prehearing conference but Respondent did not attend. To date, Respondent has not filed an answer or responded to the show cause order.

Findings of Fact

Respondent is in default for failing to file an answer, attend the prehearing conference, or otherwise defend the proceeding.[4] Accordingly, as authorized by Rule of Practice 155(a),[5] I find the following allegations in the OIP to be true.

American Nano Silicon Technologies, Inc., Central Index Key No. 1415917 and ticker symbol ANNO, is a suspended California corporation located in Sichuan, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2015, which reported a net loss of over $4.87 million for the prior nine months. As of December 20, 2017, the company's stock was quoted on OTC Link operated by OTC Markets Group Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2] *Am. Nano Silicon Techs., Inc.*, Admin. Proc. Rulings Release No. 5519, 2018 SEC LEXIS 215, at *1–2 (ALJ Jan. 23, 2018).

[3] *Id.* at *2–3.

[4] *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)–(2), .220(f), .221(f).

[5] 17 C.F.R. § 201.155(a).

In addition to its repeated failure to file timely periodic reports, Respondent failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such a letter.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[6] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[7] Respondent failed to file timely periodic reports. As a result, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[8]

Respondent's failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The

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[6]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[7]   *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

[8]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[9] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[10] Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports.[11] Respondent is culpable because it failed to heed a delinquency letter sent to it by the Division of Corporation Finance. Even if Respondent did not receive such letter due to its failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[12] In any event, there is no indication that its violations were inadvertent or accidental.[13] Respondent has not answered the OIP or responded to the show cause order, did not appear at the prehearing conference, and has not otherwise participated in the proceeding to address whether it has made any effort to remedy its past violations or ensure future compliance.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

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[9] *Id.* at *26.

[10] *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[11] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[12] *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[13] *Id.* at *37 n.60.

Order

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American Nano Silicon Technologies, Inc., is hereby REVOKED.[14]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[15] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[16] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[17] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[18] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

_____
James E. Grimes
Administrative Law Judge

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[14] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[15] 17 C.F.R. § 201.360.

[16] 17 C.F.R. § 201.111(h).

[17] 17 C.F.R. § 201.360(d).

[18] 17 C.F.R. § 201.155(b).